PRELIMINARY OFFERING CIRCULAR DATED AUGUST 17, 2015

VIRTUAL COMMUNICATIONS CORPORATION

319 East Warm Springs Road, Suite 100,
Las Vegas, Nevada, 89119
www. virtualcommunicationscorp.com
up to
10,000,000 UNITS
each consisting of one share of Common Stock
and two Warrants
SEE “SECURITIES BEING OFFERED” AT PAGE 25

	Price to Public	Underwriting discount and commissions**	Proceeds to issuer	Proceeds to other persons
Per unit	$2-4*			N/A
Total Minimum	$2.5 million		$2.5 million	N/A
Total Maximum	$20.0 million		$20.0 million	N/A

* The company will provide final pricing information in a final or supplemental Offering Circular.
** The company has not determined whether to engage underwriters in connection with this offering.

The company expects that the amount of expenses of the offering that it will pay will be approximately $100,000.The company has not engaged any “finders.”

This offer will terminate on August 17, 2015. The company has engaged Provident Trust Group as escrow agent to hold any funds that are tendered by investors, and assuming it sells a minimum of $2.5 million in shares, may hold a series of closings at which the company receives the funds from the escrow agent and issues the shares to investors. In the event the company has not sold the minimum amount of shares by August 17, 2015, any money tendered by potential investors will be returned to them by the escrow agent.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities will commence on approximately [date].

The company is following the “Offering Circular” format of disclosure under Regulation A.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

TABLE OF CONTENTS

Risk Factors

Dilution

Plan of Distribution and Selling Securityholders

Use of Proceeds to Issuer

The Company’s Business

The Company’s Property

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Directors, Executive Officers and Significant Employees

Compensation of Directors and Officers

Security Ownership of Management and Certain Securityholders

Interest of Management and Others in Certain Transactions

Securities Being Offered

Financial Statements

In this Offering Circular, the term “VCC” or “the company” refers to Virtual Communications Corporation and its subsidiary, Wintech LLC, on a consolidated basis.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The company is a development-stage company.

VCC was formed in 2010 (as Wintech LLC) and made its first sales in 2011. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. VCC’s current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. VCC will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

The company depends on one primary product.

The company’s primary product is the ALICE Receptionist system. Although it is developing other products, the company’s survival in the near term depends upon being able to sell ALICE to sufficient customers to make a profit. The company’s current customer base is still small and the company will only succeed if it can attract more customers for its primary product.

If the company cannot raise sufficient funds it will not succeed.

VCC is offering stock in the amount of up to $20 million in this offering, and may close on an offering of $2.5 million. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company depends on a small management team.

The company depends on the skill and experience of four individuals, Ron Robinson, Vernon Rodriguez, Mike Yoder and Frank Yoder. Each has a different skill set. Mr. Robinson is 83 years old. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed. The company intends to seek a new CEO to replace Mr. Robinson, but it cannot assure investors that it will identify suitable candidates in the near term.

The company is controlled by its officers and directors.

The company’s officers and directors currently hold all of the company’s voting stock, and at the conclusion of this offering will continue to hold a majority of the company’s common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

New competitors may enter the market.

The company operates in a relatively new market and the competitive landscape is not yet clear. New competitors may enter the market with an expanded range of products at a lower cost, targeting the same customer base, which may force the company to cut prices.

Competitors may be able to call on more resources than the company.

While the company believes that the ALICE Receptionist system is unique, it is not the only way to address the issues of interacting with visitors to a business location, and the company has to compete with a number of other approaches, including models that are less technology-based, and with businesses making no change at all and retaining human receptionists. Additionally, competitors may replicate VCC’s business ideas and produce directly competing products. These competitors may be better capitalized than VCC, which would give them a significant advantage. This would particularly be the case if major technology companies were to enter the market.

There is no current market for the common stock or warrants.

There is no formal marketplace for the resale of the common stock. The shares may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. There is unlikely to be any secondary market for the warrants.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because eachshare of the same typeis worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, assuming that the Units are priced in the mid-range of the estimates. It reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Shares	Price per share	Pre- financing %	Post- financing %	Value	Pro forma book value
Shares issued to founders	25,000,000	$0.0109	99.50	78.64	$272,672
Shares issued for services	124,974	$0.5000	0.50	0.39	$62,491
Investors in this offering, assuming $20 million	6,666,667	$3.0000		20.97	$20,000,000
Total	31,791,641		100.00	100.00	$20,335,163	$0.64

During the last 12 months the company issued a total of 23,390 shares for services to non-affiliates at a price of $0.50 per share for a total of $11,696.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies such as VCC do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2014 Jane invests $20,000 for shares that represent .02% of acompanyvalued at $1 million.

•	In December the company is doing very well and sells $5million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 0 013% of the company but her stake is worth $200,000.

•	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.0089% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company may offer its securities through one or more underwriters or placement agents. The company has not yet selected any underwriter or placement agent. Any such arrangement will be on a “best efforts” basis, and the underwriter or placement agent will not be obligated to take any securities. The arrangement with any such persons will be on an agency basis.

The company will disclose the selling commission to be paid to underwriters or placement agents, if any are selected, by amendment to this Offering Circular. The company intends to pay commissions, if any, in cash. No other discounts or commissions will be paid to any other persons, including dealers.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through social media and posting the company’s Offering Circular or “testing the waters” materials on an online investment platform. Offline marketing may take the form of solicitations of potential investors by brokers or the company.

The company is offering its securities in all states.

No securities are being sold for the account of securityholders; all net proceeds of this offering will go to the company.

Investors’ Tender of Funds and Return of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the Units. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), and may accept the tender of funds before it is clear that the minimum amount sought will be raised. The funds tendered by potential investors will be held either by an escrow agent or by a registered broker-dealer, and will be transferred to the company upon closing. In the event the minimum amount the company is trying to raise is not reached, the escrow agent or broker-dealer will return the funds to investors. The company has engaged an escrow agent and the escrow agreement can be found in Exhibit X to the Offering Statement of which this Offering Circular is a part.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales and cash on hand of $4,867 as of June 2015, plus a $100,000 commitment from an officer of the company, to continue its operations.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

USE OF PROCEEDS TO ISSUER

The net proceeds of this offering to the issuer, after the expenses of the offering (payment to any placement agent(s) for their services, professional fees and printing) will be approximately $19.9 million. VCC plans to use these proceeds as follows:

•	Approximately $4.8 million to pay off the following indebtedness:

o

$4.73million in principal amount and $38,004in interest owed under Unsecured Term Notes from various lenders not affiliated with the company issue during the course of2012- 2013. The monies borrowed were used for software development, and to meet payroll and other company expenses. The loan under these Notes carries an interest rate of 9% per annum and is unsecured.

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Approximately $1 million for infrastructure, including cloud communications servers and network equipment to expand the capacity, reliability and quality of communications services and add cloud communications infrastructure in international markets including South America, Europe and Asia.

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Approximately $ 2 million for marketing and sales, includingdevelopment of global reseller and distribution channels as well as strategic partnerships with major telecom corporations. These activities will include direct marketing efforts, joint marketing efforts, brand awareness campaigns and other public relations activities including event sponsorships, incentive campaigns and exhibiting at conventions.

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Approximately $2.5 million for international expansion, including employee recruitment for management, sales, network and telecom support, fulfilment, software development and distribution channel executives.

•	Approximately $2.0 million for operations, including an increase in staffing in all areas of operations including human relations and legal, increased office space and infrastructure.

Approximately $7.5 million, or 37.5% of the net proceeds assuming the maximum amount offered is raised, has not been allocated for any particular purpose.

Because the offering is a “best efforts” offering with a minimum offering size of $2.5 million, VCC may close the offering without sufficient funds for all the intended purposes set out above. If the offering size is $2.5 millionthen the company estimates that the net proceeds to the issuer will be $2.4 millionand VCC will make the following adjustments to the above uses of proceeds:

•	$3.8 million in debt repayment will be deferred.

•	The remaining approximately $1.4 million will be used as follows; 13% for infrastructure, 27% for marketing and sales, 335 for international expansion and 275 for operations.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

The company’s management founded Wintech LLC, now a wholly-owned subsidiary of the company, in 2010 in order to develop and market technology that assists businesses to interact with visitors to their physical premises. In 2012 VCC was incorporated and all the assets/ownership interests of Wintech were transferred to VCC. Wintech is the only subsidiary of VCC and all VCC’s current operations are conducted through Wintech. The company is currently operational, and producing revenues, but has not yet realized any profits.

The company currently sells its product to businesses and government entities in the United States, Australia, Azerbaijan, Belgium, Bermuda, Brazil, Canada, China and New Zealand.

Principal Products and Services

The company’s primary product is the ALICE (“A Live Interactive Communication Experience”) Receptionist software. The ALICE system, provided as a software subscription model, permits businesses to control many aspects of handling visitors to their physical premises without the need for a designated member of staff to be located in the entity’s reception area. A single staff member may remotely interact with visitors to a number of physical locations.

The company believes that the interactive ALICE system has a number of advantages over both traditional signage (paper and vinyl) and digital signage that offers only self-service (for example, touch-screens or kiosks with company directories and maps that require the visitor to navigate through multiple options to get the information required). While self-service screens and kiosks save money and resources, often a visitor is unable or unwilling to complete a transaction through a self-service system, and an on-demand, virtual, assisted screen or kiosk enables a back office employee or remote contact center to greet and assist the visitor immediately, improving customer service and satisfaction. Moreover, the ALICE system improves building security by augmenting door admittance technology, permitting the business to keep doors locked while still greeting visitors in a face-to-face manner.

The ALICE Receptionist software can run on desktop, wall-mounted and kiosk flat screens, and as discussed below, can run on a business’s existing hardware or on new equipment purchased from VCC. The system is activated either through motion sensors or when the visitor touches a screen to start the process. An automated, customized video greeting in one of number of different languages prompts the visitor to start using the screen. An employee of the business being visited, either in the same building or at a remote location, can interact by video (one- or two-way) with the visitor, connect the visitor to the person he or she wants to visit (even if that person is off-premises), buzz the visitor in, answer questions and give directions. The interaction is not limited to a connection between the employee’s office and the lobby, but can be operated from any desktop or mobile device. The system includes a company directory and office maps. It also provides the option for the visitor to leave a video or voice message for business employees.

The software can be hosted through the internet on the cloud, or, for enterprises with security concerns such as government entities, hosted in the enterprise’s own computer systems.

The software service is currently offered at three subscription levels:

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The “Basic” subscription includes video and audio calls, cloud communications service, cloud content and user administration, company and department directories, employee directories, motion detection, visitor video preview and web pages. It is customizable in the business’s corporate branding. It costs from $299 a month for a one-year contract to $239 a month for a five-year contract.

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The “Premium” subscription, which includes all the Basic functions and permits expanded content including images, video and widgets. It also includes VoIP phone support, Microsoft Lync support, operator mode, maps, ring groups and call management, Microsoft Active Directory support, remote watch, usage logs, and visitor badge printing. It is available in Englis, Spanish, French, German, Dutch, Japanese, Chinese and Portuguese. The Premium subscription costs from $399 a month for a one-year contract to $ 319 a month for a five-year contract.

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The “Enterprise” subscription, which includes all the functions described above, also includes the ability to check in and check out visitors, provide a building events listing, log visitor images and permit local administration of users and content. It is available in [list languages]. The Enterprise subscription costs from $499 a month for a one-year contract to $399 a month for a five-year contract.

In addition to selling software and services, the company sells packages of hardware on which the ALICE system can run, together with the software. The hardware, consisting of interactive screens, can range from simple desktop units to standalone kiosks. These range in price from $2,000to over $8,000. The company currently sources the hardware from EloTouchSystems GmbH,OleaKiosks Inc. and ZIVELO INC. (USA) and ZIVELO Gmbh. The company purchases the hardware from the original equipment manufacturers and resells at a markup of approximately 10-20%. The company only orders hardware from the manufacturers in response to a customer order, and thus does not hold any inventory.

The company is currently developing additional products. The “ALICE Live!” personal receptionist service is intended as an add-on to the ALICE Receptionist software package. This service would essentially be an outsourcing of the functions that would otherwise be carried out by an employee of the business to a third-party contact center, which will communicate with visitors, forward messages etc. from a remote location in one of several different languages. The company has not yet established a pricing model for this service.A service for hotels, the ALICE Concierge service, is in the conceptual phase.

Market

The market for the company’s products is all businesses or other enterprises that have visitors to their physical premises, but do not wish to allocate their resources to having a dedicated receptionist.

According to the U.S. Energy Information Administration, there were 5,557,000 commercial buildings in the United States in 2012. Excluding buildings such as houses of worship, 4,316,000 of these buildings are potential ALICE customers, and many of these buildings are occupied by multiple tenants each with their own reception area.

According to the U.S. Bureau of Labor Statistics, 1,006,700 people were employed as receptionists in 2012, accounting for total aggregate salaries in excess of $26 billion.

The discrepancy between the number of buildings and the number of employed receptionists shows that less than a quarter of buildings have a full-time receptionist. The remainder use legacy lobby management systems, or have no lobby management system in place. ALICE Receptionist offers the opportunity to reduce salary expenses for businesses that employ receptionists and provide an affordable option to businesses without any receptionist.

If 12% of the commercial buildings in the United States were to adopt the ALICE system, at an average revenue of $5,000 per customer, the potential market size would be in excess of $2.5 billion.

The company has attracted customers from eight foreign countries without any marketing efforts outside the United States. The sales pipeline and reseller program includes potential customers from a broader range of countries, and the company plans to use part of the proceeds of this Offering for international marketing efforts.

Marketing/Distribution Channels

The ALICE Reseller Program is the primary method of marketing ALICE throughout the United States and abroad. Resellers are responsible for installation of the ALICE system and providing training and support to the customer. They pay VCC a program fee of $2,000 and receive a 25% discount from the manufacturer’s suggested retail price (“MSRP”) for ALICE services (not including hardware). VCC collects payments from the customers and pays the reseller either monthly or annually depending on the payment terms of the contract with the customer. The company currently has 21 resellers of its products.

The company also has ten distribution agents, who receive a 15% discount from the MSRP. The agents are not responsible for installation and support. In the company’s experience, it is not uncommon for companies to first sign up as distribution agents and later become resellers under the Reseller Program.

VCC intends to form strategic partnerships with companies that can expand the markets. Distribution and white labelling opportunities (the ability for the partners to sell the ALICE system under their own brands) may result in ALICE being marketed and sold by organizations with larger sales forces, extensive customer lists or networks of resellers. Strategic partnerships with international companies will allow ALICE to be marketed, branded and sold by companies who already operate in and understand international markets.The company also sells its products directly. The company augments its distribution programs with the ALICE website, internet ad campaigns, and marketing on social media.

Competition

COMPETITIVE POSITIONING MAP

The following chart sets out the factors that VCC believes distinguish the ALICE system from the products of the company’s competitors.

A growing number of companies have entered the visitor management market over the last few years. Most of these have emulated components of the ALICE Receptionist technology and approach to visitor management, but the company believes that none are able to compete with ALICE across the board.

ALICE Receptionist remains competitively priced, while not striving to be the least expensive product in this space. The company’s priority is to offer the most advanced, feature-rich, innovative product designed to manage multiple buildings for an organization as well as single office locations.

The company believes that that the ALICE Receptionist system has competitive advantages which resultfrom the following factors:

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Communications – ALICE Receptionist was developed using technology that the telecommunication industry has standardized on for VoIP communications. As a result ALICE integrates with products from telecommunications industry leaders such as Cisco, Avaya, Microsoft Lync, Polycomm, and many others.

•	Cloud Infrastructure – ALICE Receptionist offers a complete cloud communications platform which enables customers around the globe to quickly come on-line with ALICE Receptionist services.
•	Extensive Features – ALICE Receptionist has a list of mature features that exceeds any other product on the market for virtual receptionist technology and services.
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Enterprise Ready – ALICE Receptionist is designed to work in an enterprise environment. As a results ALICE easily integrates with technology that large organizations are already using, such as Active Directory, VoIP Phone systems, Microsoft Outlook and Google apps.

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Ease of Use – ALICE Receptionist was designed with a “one-touch” philosophy which dictates that a visitor who may have never used an ALICE system before can be connected with a live person with a single touch. Alice also offers a no-touch option which requires no action by the visitor to be connected with a live person. This approach helps accelerate consumer adoption of this technology.

•	Industry Leader – ALICE Receptionist leads not only from a competitive product comparison, but also in a rapidly growing market share which includes an expanding list of industry partners and resellers around the globe.

Research and Development

The company has spent $103,711 to date on the development of softwaresince inception.

Employees

The company currently employs seven people, of whom five are employed full-time, including the four people employed as the company’s executive officers, and two are employed part-time . Additionally, the company engages one consultant.

Technology and Intellectual Property

The company generally provides the ALICE system via the “cloud” using third-party servers, hosted by CyberLynk and Microsoft. Clients with security concerns or policies that prevent external hosting can host the ALICE system completely within their corporate IT infrastructure.

ALICE currently operates on the Microsoft Windows platform.

ALICE voice and video communication is developed on the Session Initiation Protocol (“SIP”) communication protocol, which is widely used for controlling communications sessions such as voice and video calls over Internet Protocol (“IP”). By standardizing on the SIP protocol, the company is able to take advantage of the many inherent features of that protocol, such as user mobility, flexibility with respect to media type, encryption ability, and the ability to communicate via voice, video, chat and instant messaging. Since SIP is used by most Voice over IP (“VoIP”) providers, ALICE can communicate with a wide range of third party end points including VCC’s own SIP-based ALICE Softphone, and smartphones with VOIP applications. ALICE can also integrate with Microsoft Lync devices and end points; so Microsoft Lync users are potential customers for the ALICE system.

ALICE video communication is currently developed using CounterPath’s Software Development Kit (“SDK”). CounterPath is a technology leader in SIP communications and its technology is widely used by prominent technology companies. VCC licenses the SDK from CounterPath. By integrating CounterPath’s technology, the company believes it will be able to leverage CounterPath’s continued development of new features and benefit from easy integration with other CounterPath strategic partner products such as SIP Softphones developed by other companies.

The company is currently developing the next advancement in ALICE on WebRTC, an emerging technology which enables web browsers to implement real-time communications (“RTC”) by means of simple JavaScript application programming interfaces (“APIs”), and which the company expects to replace the CounterPath SDK in the future. WebRTC is an open project (meaning that anyone can use the code being developed and no licenses are required) supported by Google. The company anticipates that this technology will enable VCC to extend ALICE beyond Microsoft Windows to Android, iOS and Linux based operating systems. The company anticipates that this development will result in lower system hardware cost for the ALICE systems , allowing VCC to pursue more aggressive pricing and reach a wider range of potential customers.

VCC has applied for a patent for the ALICE Receptionist process, which is pending.

Litigation

A complaint has been filed in the District Court of Clark County against the company and its CEO by one of its noteholder with respect to the notes that were issued in 2013. The company has answered the complaint and intends to pursue a defense or settlement.

The company’s property

The company does not own any material physical property. It currently leases its premises, although under its lease agreement it has the option to buy its office building.

MANGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

As of the end of the second quarter of 2015, sales of ALICE Receptionist solutions have matched 2014 year end totals.

The company has switched to a reoccurring revenue subscription pricing model which is intended to increase revenue from each new customer. Until July 2015, the company sold the ALICE system as a perpetual license with additional charges for maintenance and support contracts if the customer chose to contract for support.Revenue from the sales of such licenses was recognized when services were rendered and revenue from maintenance and support contracts was recognized over the service period covered by the contract (more detail about the conditions for recognition appears in Note 2 to the Company’s financial statements). Starting July 1, 2015, the ALICE Receptionist product will only be available as a software subscription, which may be billed on a monthly or annual basis. Those subscriptions paid monthly will be recognized as revenue in the month in which they are received whereas annual subscriptions will recognized ratably over the subscription term. This change means that revenues for periods before 2015 and for periods within 2015 may not be readily comparable.

The company’s net revenues for the year ended December 31, 2014 were $450,634,a 72% increase from $262,154 in 2013. Net revenues consist of all sales, less discounts and returns. The company’s revenues were primarily derived from the sale of the ALICE system, which is composed of three primary components: hardware sales, software sales and support and maintenance contracts. For the year ended December 31, 2014, the company recorded $116,388 in hardware sales, $293,061 in software sales and $49, 102 in support and maintenance fees. All other income is from miscellaneous fees such as shipping and delivery. The primary driver of changes from the year ending December 31, 2013 was the increase in the company’s customer base, although the proportion of sales from software also increased over this period.

Cost of goods primarily consists of computer equipment, video displays, component parts and shipping supplies. Software development costs were capitalized through March 2013, when the technological feasibility of the software was achieved, and from that point software development costs were expensed as costs of goods sold or general and administrative expenses. Cost of goods sold in 2014 was $208,604, a 34% increase from 2013, primarily due to the greater volume of sales. Gross profit (revenues less the cost of producing those revenues) in 2014 was $242,030, an increase over 2013 of 128%. Gross margins in 2014 were 54%, compared to 40% in 2013, primarily due to the change in product mix, as hardware includes a cost of goods components, unlike software.

The company’s operating expenses consist of rent, payroll, professional services, marketing and advertising, utilities and general and administrative costs. Operating expenses in 2014 amounted to $1,570,792, a51% increase from $1,041,891 in 2013. The primary components of this increase were due to:

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A351% increase in legal and professional costs to $586,619, due to audit and accounting fees and the preparation of private placement documentation for an offering that was not pursuedand to the forgiveness of loans to three of the company’s officers made in 2012. Those loans were made during the early stages of the company, before the company made any payroll payments to those officers.

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A 40% increase in payroll expenses to $523,859, due to the hiring of additional personnel in 2014 and the fact that the company only started paying its personnel in March of 2013 and thus 2013 included only nine months of payroll expenses.

•	A 44% increase in general and administrative costs to $148,685due to increased operations.

The increases in operating expenses were offset by:

•	A 33% decrease in rental expenses to $229,359, as a result of the expiration of the formal rental period on September 1, 2014 and the forbearance of rent by the related party lessor.

As a result of the foregoing factors, the company’s net loss from operations was $1,328,762 in 2014, a 42% increase from losses of $935,724 in 2013.

Other expenses primarily consist of depreciation and amortization, bad debt expense, interest payments and debt capital finance charges. Other expenses amounted to $672,870in 2014, a 30% increase from $518,750 in 2013. The primary reasons for this change were:

•	A 2,017% increase in bad debts, to $33,349, due to an increase in the volume of sales and number of customers.
•	A 65% increase to $405,491 in interest expense, due to the incurrence of additional debt in 2014.

As a result of the foregoing factors, the company’s net loss for 2014 was $2,001,632, an increase of 38% from a net loss of $1,454,474 in 2013.

The company’s net revenues for 2013 were $262,154. The company’s revenues were primarily derived from the sale of the ALICE system, comprising $82,608 in hardware sales, $80,442 in software sales and $48,873 in support and maintenance fees. Most of the company's customers purchase all three components when subscribing to the ALICE system.

Cost of goods sold in 2013 was $155,987. Gross profit in 2013 was $106,167.

Operating expenses in 2013were $1,041,891. The primary elements of this cost were:

•	$343,098 in rent expenses.
•	Legal and professional fees.
•	Payroll expenses of $373,492, as the company paid salaries beginning March, 2013.

Other expenses amounted to $518,750in 2013. The primary components of this cost were:

•	Interest expense of $246,418 under of which $54,843 was a result of interest accrued on past due rent payable to a related party and $191,575 resulting from $2,875,750 in notes payable

•	Debt capital finance charges of $254,785 paid in the course of debt financing as a result of commissions paid on funds raised by an independent third party.
•	Depreciation and amortization, related to initial software development, in the amount of $16,797.

As a result of the foregoing factors, the company’s net loss for 2013 was $1,454,474.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a “development stage company.” While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $5,058,166.

The company was initially capitalized by equity investments from its shareholders in the amount of $271,672and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2014 was $4,735,750. The company additionally owed $457,179 in rent to a related party. While the company intends to pay off the notes with the proceeds of this offering, management will continue to seek additional contributions from its current owners. Management has also begun negotiations to open an operating line of credit. The company had cash on hand in the amount of $424,243 at December 31, 2014.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

Trend Information

Initially ALICE Receptionist was targeted to small and medium sized businesses and single office installations. Starting in 2014, the company introduced enterprise class features into the product and VCC’s target market shifted upstream to larger corporations and government agencies with multiple locations. With these product enhancements,the company began seeing an increase of interest from larger companies. In 2015 the company has experienced a continuing increase in interest from large organizations looking to purchase multiple or many ALICE systems to deploy in office across states.

This market shift from smaller entities to enterprise and government customers, and the greatly-expanded functionality of the product led to the changes in pricing models that went into effect on July 1, 2015. The company believes that this pricing more accurately reflects the value VCC’s current product offers to its current target market.

Customer demand in 2015 has been increasing and by the close of the second quarter 2015 the company matched total sales for all of 2014. VCC’s sales pipeline has increased quarter over quarter while maintaining a small backlog on orders.

Backlog is generally driven by the supply of hardware manufacture on hand supply.Delivery of an ALICE system for software-only purchase is typically completed in a few days. Once an order is placed and funds received, the fulfillment team contacts the customer and schedules a day for remote installation, configuration and training of the software.For hardware orders, the system delivery can take between one and eight weeks depending on the hardware selected and any customized features.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors. All work with the company on a full-time basis.

Name	Position	Age	Term of Office
Executive Officers:
Ron J. Robinson	CEO	83	Appointed to indefinite term of office, December 31, 2012
S. Vernon Rodriguez	CFO	67	Appointed to indefinite term of office, December 31, 2012
Michael T. Yoder	EVP and Chief technology Officer	47	Appointed to indefinite term of office, December 31, 2012
Frank T. Yoder, Jr.	President	55	Appointed to indefinite term of office, December 31, 2012
Directors:
Ron J. Robinson	Chairman		Appointed to indefinite term of office, December 31, 2012
S. Vernon Rodrigues	Director		Appointed to indefinite term of office, December 31, 2012
Frank T. Yoder, Jr.	Director		Appointed to indefinite term of office, December 31, 2012

Michael T. Yoder	Director	Appointed to indefinite term of office, December 31, 2012

Frank Yoder and Mike Yoder are brothers.

Ron J. Robinson, CEO and Chairman of the Board

Ron Robinson is the company’s CEO and Chairman of the Board. He has held this position since 2012 and is in charge of all policy and operations of the company. From 1997 to the present, he was Managing Member of National Commercial Properties, LLC and concurrently Director of Oasis Residential REIT. From 2010 onwards, he was Managing Member of Wintech, LLC, which is now a subsidiary of the company. Previously, Mr. Robinson served as President and CEO of CEC Industries, Inc. and President of and CEO of Crowne Ventures, Inc. He holds a BA/LLB degree from LaSalle Extension University. Mr. Robinson is a veteran of the US Air Force.

Simon Vernon Rodriguez, Chief Financial Officer

Vernon Rodriguez is the company’s Chief Financial Officer. He has a background in sales, marketing and accounting strategies and systems for financial services firms. He has held this position since 2012and is in charge of financial policy and financial records of the company. Previously (from 2004 to present) he was a commercial real estate agent at National Commercial Properties, Inc., where his responsibilities were commercial real estate, leasing and management, and prior to that he was Vice President of Crowne Ventures, Inc., where he was National Sales and Marketing Director. He holds a degree in business and political science from the University of New Mexico.

Mike Yoder, EVP and Chief Technology Officer

Mike Yoder serves as the company’s Executive Vice President and Chief Technology Officer. He is responsible for product vision and development, and the development of the company’s global distribution channel partner program. He has held this position since 2010Previously, Mr. Yoder served as Chief Operating Officer of Advanced Information Systems (AIS), from 2001 to 2011. In this position, he was responsible for the development of AIS products.

Frank Yoder, Vice President Marketing

Frank Yoder serves as the company’s President, in which position he oversees the communications platform and sales and support teams. He has held that position since 2011. From 1987 to 2011, Frank founded and served as President of Advanced Information Systems (AIS). At AIS, Frank led AIS’s Voice and Data department, which established contact centers throughout North America and Europe. Frank sits on the Computer Science Advisory Council for the College of Engineering at the University of Nevada Las Vegas, and is a board member of Nevada’s Center for Entrepreneurship and Technology.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2014 the company compensated itsfour highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ron J. Robinson	Chief Executive Officer and Chairman	100,000	N/A	100,000
S. Vernon Rodriguez	Chief Financial Officer	85,000	N/A	85,000
Mike Yoder	EVP and Chief Technology Officer	85,000	N/A	85,000
Frank Yoder	Vice President, Marketing	85,000	N/A	85,000

For the fiscal year ended December 31, 2014, the company paidits directors as a group $255,000. There are four directors in this group. Directors do not receive directors’ fees.

No accrued compensation is due to any member of management. The company has not paid Mr. Robinson the salary he is owed and he does not intend to accept that salary. The company does not have an option plan.

During 2012, the company advanced loans of $56,000 each to Vernon Rodriguez, Mike Yoder and Frank Yoder. The company’s board of directors (on which each of these people serve) voted to forgive this debt during 2014, and a total of $168,000 was expensed as legal and professional fees.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of August 10, 2015, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting securities, or having the right to acquire those securities. The company has only issued common stock to date.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Daughters of Ron Robinson 3785 Mesa Linda Drive, Las Vegas, NV 89120	11,000,000 Owned via Scotsman Trust, an irrevocable trust of which Mr. Robinson is the trustee	N/A	43.78%
Common Stock	Mike Yoder 1901 Empoli, Las Vegas, NV 89134	5,500,000 directly owned	N/A	21.89
Common Stock	Frank Yoder 11784 Bella Luna Street, Las Vegas, NV 89183	5,500,000 directly owned	N/A	21.89
	S.Vernon Rodriguez 1253 Vietti Street Henderson, Nevada 89012	3,000,000 directly owned	N/A	11.94

INTEREST OF MANGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loans to Management

During 2012, the company advanced loans of $56,000 each to Vernon Rodriguez, Mike Yoder and Frank Yoder. The company’s board of directors (on which each of these people serve) voted to forgive this debt during 2014, and a total of $168,000 was expensed as legal and professional fees.

Rental from Related Party

On August 11, 2011 the company entered into a lease agreement with Warm Springs/Placid, LLC, a company controlled by Mr. Robinson, the CEO, for the lease of part of an office building. On August 1, 2011 the lease was assigned to the company by AIS, which is an entity previously operated by members of management. At the date of assignment, the lease had accrued rent payable of $561,213. The company has moved offices to 319 E. Warm Springs Road Suite 100, Las Vegas, NV 89119 which is a building owned by a related party. The company is currently leasing the office rent free.

SECURITIES BEING OFFERED

General

The company is offering Units that comprise one share of common stock and two warrants to purchase common stock.

The following description summarizes the most important terms of the company’s capital stock. VCC has adopted an amended and restated certificate of incorporation and this description summarizes the provisions of that document. This summary does not purport to be complete and is qualified in its entirety by the provisions of VCC’s amended and restated certificate of incorporation and amended and bylaws, copies of which have been filed as exhibits to the offering statement of which this Offering Circular is a part. For a complete description of VCC’s capital stock, you should refer to the amended and restated certificate of incorporationand bylaws and to the applicable provisions of Nevada law.

Immediately following the completion of this offering, VCC’s authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of Series A Preferred Stock, $0.001 par value per share.

As of June 30, 2015 there were 25,156,475 shares of VCC’scommon stock outstanding, held by approximately 6stockholders of record. No Preferred Stock was outstanding. The company’s board of directors is authorized, without stockholder approval, to issue additional shares of capital stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of VCC’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of VCC’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. VCC’s stockholders have cumulative voting rights in the election of directors.

Right to Receive Liquidation Distributions

In the event of VCC’s liquidation, dissolution or winding up, holders of its common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of VCC’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the company’s common stock. The rights, preferences and privileges of the holders of the company’s common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of VCC’s preferred stock that the company may designate in the future.

Preferred Stock

VCC’s board of directors will have the authority, without further action by its stockholders, to issue up to 5,000,000 shares of Series A Preferred Stock, convertible into common stock. The issuance of preferred stock by VCC could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and the company has no immediateplan to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Nevada State Law

The company may in the future become subject to the “control share” provisions of the corporation law of the State of Nevada. A corporation is subject to these provisions if it has more than 200 shareholders of record, at least 100 of whom are residents of Nevada, and if the corporation does business in Nevada, including directly or through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. As of the date of this Offering Circular, the company had less than 10 shareholders of record and conducted business in Nevada.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with such person, will obtain only such voting rights in the control shares as are conferred by a resolution of the shareholders of the corporation, approved at a special or annual meeting of shareholders. The control share law contemplates that voting rights will be considered only once by the other shareholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the shareholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not permanently become non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, and shareholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights, is entitled to demand fair value for such shareholder’s shares.

In addition, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the company from doing so if it cannot obtain the approval of the company’s board of directors.

Warrants

The warrants to be issued as part of the Units each permit the holder to exercise the warrant for one share of common stock at an exercise price of $5. The warrants will be exercisable until two years from the date of their issue.

FINANCIAL STATEMENTS

- Audit Report and Communication Letter

- VCC Financials Dec 31 2014 v5 Balance

- VCC Financials Dec 31 2014 v5 Operations

- VCC Financials Dec 31 2014 v5 Cash flow

- VCC Financials Dec 31 2014 v5 Equity

- VCC Notes Dec 31 2014 v5

Part III

INDEX TO EXHIBITS

- Exhibit 2.1 Certificate of Incorporation and Amended Certificate of Incorporation

- Exhibit 2.2 Bylaws

- Exhibit 3.1 Certificate of Designations

- Exhibit 3.2 Warrant

- Exhibit 4 Subscription Agreement

- Exhibit 8 Escrow Agreement

- Exhibit 11 Auditors Consent

- Exhibit 12 Legal Opinion

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Orlando, State of Nevada, on August 17, 2015.

Virtual Communications Corporation

By	/s/ Ron J. Robinson

Ron Robinson, Chief Executive Officer of
Virtual Communications Corporation

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ron J. Robinson
Ron J. Robinson, Chief Executive Officer
Date:     August 17, 2015

/s/ S. Vernon Rodrigues
S. Vernon Rodrigues, Chief Financial Officer and Chief Accounting Officer
Date:    August 17, 2015

/s/ Michael T. Yoder
Michael T. Yoder, Director
Date:     August 17, 2015

/s/ Frank T. Yoder, Jr.
Frank T. Yoder, Jr., Director
Date:    August 17, 2015